SECURITIES AND EXCHANGE COMMISSION
		     Washington, D.C. 20549


			   Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the month of March, 2007
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
- -------------------------------------------------------------------
         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
- -------------------------------------------------------------------
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.


CORPORACION DURANGO AND REPORTING GUARANTOR GROUP                                                                   10.8116
PARTIALLY CONSOLIDATED CONDENSED BALANCE SHEETS
AS OF DECEMBER 31, 2005 AND DECEMBER 31, 2006 (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF DECEMBER 31, 2006
(Stated in thousands of Pesos and Dollars)
                                                                              US$ DLLS.
                                                      December 31, Dec 31,     Dec 31,
                                                         2005        2006        2006

     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents ........................$    521,474$    332,865      30,788
  Accounts receivable, net .........................   1,125,391   1,316,213     121,741
  Taxes recoverable and other assets ...............      67,986      46,629       4,313
  Inventories, net .................................     821,287     868,845      80,362
  Prepaid expenses .................................       4,964      15,494       1,433
            Total current assets ...................   2,541,102   2,580,046     238,637
LONG-TERM RELATED PARTIES ..........................     296,995      25,927       2,398
PROPERTY, PLANT AND EQUIPMENT, net .................   7,470,254   7,240,533     669,700
INVESTMENT IN SUBSIDIARIES .........................   3,655,246   3,939,992     364,423
OTHER ASSETS, net ..................................     207,363     164,584      15,223
            Total  assets ..........................$ 14,170,960$ 13,951,082   1,290,381

     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Bank loans and current portion of long-term debt .     195,850     171,682      15,879
  Interest payable .................................       2,750       1,939         179
  Trade accounts payable ...........................     409,024     441,812      40,865
  Notes payable ....................................      28,155      44,857       4,149
  Accrued liabilities ..............................     288,427     511,600      47,320
  Employee profit-sharing ..........................         296       1,168         108
            Total  current liabilities .............     924,502   1,173,058     108,500
LONG-TERM DEBT .....................................   6,020,891   5,538,181     512,244
LONG-TERM RELATED PARTIES ..........................     804,418     642,856      59,460
LONG-TERM NOTES PAYABLE ............................      21,421     120,999      11,192
DEFERRED TAXES......................................   1,213,591   1,205,208     111,474
LIABILITY FOR EMPLOYEE BENEFITS.....................     313,123     299,972      27,745
            Total long term liabilities ............   8,373,444   7,807,216     722,115
            Total  liabilities .....................   9,297,946   8,980,274     830,615
STOCKHOLDERS' EQUITY:
  Majority interest ................................   4,844,456   4,948,590     457,711
  Minority interest ................................      28,558      22,218       2,055
            Total stockholders' equity .............   4,873,014   4,970,808     459,766
            Total liabilities and stockholders' equi$ 14,170,960$ 13,951,082   1,290,381

               Exchange rate: $ 10.8116

CORPORACION DURANGO AND REPORTING GUARANTOR GROUP
PARTIALLY CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN FINANCIAL POSITION (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF DECEMBER 31, 2006
(Stated in thousands of Pesos and Dollars)
                                                                                              *
                                                                  Full Year   Acum. Dec   Acum. Dec
                                                                     2005        2006      US$ 2006

OPERATING ACTIVITIES:
Net income (loss) ..............................................$    185,845$    148,810      13,764
    Add (deduct)- Charges (credits) to income which do
       not require (generate) resources:
       Loss (Gain) in subsidiaries .............................     353,384    -326,366     -30,187
       Depreciation and amortization ...........................     270,506     254,827      23,570
       Loss (gain) on sale of property, plant and equipment ....      10,953           0           0
       Impairment of long-lived assets .........................           0     227,510      21,043
       Deferred income taxes ...................................    -200,234      28,915       2,674
       Other....................................................     -26,700      42,103       3,894
       Total items which do not require cash....................     407,909     226,989      20,995
  Net resources generated from income ..........................     593,754     375,799      34,759
    Changes in operating assets and liabilities:
    Decrease (Increase) in inventories .........................     -97,430     -47,558      -4,399
    Decrease (Increase) in current assets ......................      27,294      57,456       5,314
    Decrease (increase) in account receivables, net ............      -1,490    -237,451     -21,963
    (Decrease) increase in accounts payable and
      accrued liabilities ......................................    -163,752     272,724      25,225
  Resources generated by continued operating  ..................     358,376     420,970      38,937
  Assets and liabilities discontinued ..........................     -24,103           0           0
  Resources generated by operating activities ..................     334,273     420,970      38,937
FINANCING ACTIVITIES:
       Increase (Decrease) in bank loans and others ............  -4,717,107    -358,599     -33,168
       Increase (Decrease) in capital ..........................     302,501           0           0
       Gain on shares sales ....................................   3,094,160           0           0
  Net resources generated from financing activities ............  -1,320,446    -358,599     -33,168
INVESTMENT ACTIVITIES:
       Acquisition and sale of property, plant and equipment....       5,479    -218,642     -20,223
       Investment in subsidiaries ..............................     692,004     -32,005      -2,960
       Increase in deferred assets .............................      -6,545        -333         -31
  Net resources applied to investing activities ................     690,938    -250,980     -23,214
INCREASE IN CASH AND CASH EQUIVALENTS ..........................    -295,235    -188,609     -17,445
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD............     816,709     521,474      48,233
CASH & CASH EQUIVALENTS AT END OF THE PERIOD ...................$    521,474$    332,865US    30,788


* The exchange rate of 10.8116 was used for translation purposes.

CORPORACION DURANGO AND REPORTING GUARANTOR GROUP
PARTIALLY CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF DECEMBER 31, 2006


                                           Thousands of Pesos                 Thousands of Dollars
                                              4Q          4Q                      4Q          4Q
                                             2005        2006        Var         2005        2006        Var

NET SALES ...............................$ 1,202,105$  1,389,365         16%     108,639     128,507         18%
COST OF SALES ...........................  1,022,005   1,136,262         11%      92,363     105,097         14%
     Gross profit........................    180,100     253,103         41%      16,276      23,410         44%

     Selling and Administrative expenses     148,498      99,367        -33%      13,421       9,191        -32%
     Operating income ...................     31,602     153,736        386%       2,855      14,219        398%
FINANCIAL EXPENSE:
Interest expense ........................    144,458     164,353         14%      13,055      15,202         16%
Interest income .........................    -24,492     -19,941        -19%      -2,213      -1,844        -17%
Exchange (gain) loss, net ...............   -100,525    -117,220         17%      -9,085     -10,842         19%
Gain on monetary position ...............   -103,767     -90,810        -12%      -9,378      -8,399        -10%
  Total financial expense ...............    -84,326     -63,618        -25%      -7,621      -5,883        -23%
OTHER INCOME (EXPENSES):
Other income (expense), net .............   -131,214     -58,244        -56%     -11,858      -5,387        -55%
  Total other income (expense) ..........   -131,214     -58,244        -56%     -11,858      -5,387        -55%
  Income (loss) before income and asset t    -15,286     159,110     N/A          -1,382      14,715     N/A
Provisions for income and asset taxes ...     -6,450      49,295     N/A            -583       4,559     N/A
Provision for deferred income taxes .....   -307,228     -49,111        -84%     -27,766      -4,542        -84%
  Net income after taxes ................    298,392     158,926        -47%      26,967      14,698        -45%
Impairment ..............................          0     227,510     N/A               0      21,043     N/A
Discontinued operations .................    -92,170           0       -100%      -8,330           0       -100%
Loss (Gain) in subsidiaries .............    283,290    -278,181     N/A          25,604     -25,731     N/A
Net income before minority interest......$   107,272$    209,597         95%       9,693      19,386        100%
  Minority interest......................      1,331      -2,016     N/A             120        -186     N/A
  Majority net income....................$   105,941$    211,613        100%       9,573      19,572        104%

CORPORACION DURANGO AND REPORTING GUARANTOR GROUP
PARTIALLY CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF DECEMBER 31, 2006


                                           Thousands of Pesos                 Thousands of Dollars
                                              Ac          Ac                      Ac          Ac
                                             2005        2006        Var         2005        2006        Var

NET SALES ...............................$ 4,751,483$  5,423,787         14%     414,601$    483,945         17%
COST OF SALES ...........................  4,015,512   4,413,595         10%     350,365     393,833         12%
     Gross profit........................    735,971   1,010,192         37%      64,236      90,112         40%

     Selling and Administrative expenses     487,878     455,589         -7%      42,685      40,580         -5%
     Operating income ...................    248,093     554,603        124%      21,551      49,532        130%
FINANCIAL EXPENSE:
Interest expense ........................    592,733     666,523         12%      51,731      59,447         15%
Interest income .........................   -434,323     -58,511        -87%     -36,701      -5,251        -86%
Exchange (gain) loss, net ...............   -334,877     129,029     N/A         -29,549      10,143     N/A
Gain on monetary position ...............   -197,284    -256,155         30%     -17,346     -23,205         34%
  Total financial expense ...............   -373,751     480,886     N/A         -31,865      41,134     N/A
OTHER INCOME (EXPENSES):
Other income (expense), net .............   -236,473      59,905     N/A         -20,800       4,867     N/A
  Total other income (expense) ..........   -236,473      59,905     N/A         -20,800       4,867     N/A
  Income (loss) before income and asset t    385,371     133,622        -65%      32,616      13,265        -59%
Provisions for income and asset taxes ...      5,205      54,753        952%         437       5,030       1051%
Provision for deferred income taxes .....   -200,234      28,915     N/A         -18,871       2,672     N/A
  Net income after taxes ................    580,400      49,954        -91%      51,050       5,563        -89%
Impairment ..............................          0     227,510     N/A               0      21,043     N/A
Discontinued operations .................     41,171           0       -100%       3,432           0       -100%
Loss (Gain) in subsidiaries .............    353,384    -326,366     N/A          30,791     -29,981     N/A
Net income before minority interest......$   185,845$    148,810        -20%      16,827$     14,501        -14%
  Minority interest......................       -586      -2,602        344%         -53        -235        343%
  Majority net income....................$   186,431$    151,412        -19%      16,880$     14,736        -13%


CORPORACION DURANGO, S.A.B. DE C.V. AND REPORTING GUARANTOR GROUP
COMPLEMENTARY NOTES TO THE FINANCIAL INFORMATION

SUMMARY OF SIGNIFICANT ACCOUNTING AND FINANCIAL POLICIES:
FOLLOWING IS A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES FOLLOWED BY THE COMPANY IN THE PREPARATION OF THE PARTIALLY - CONSOLIDATED FINANCIAL STATEMENTS.

1.1 CONSOLIDATION BASIS:
THE PARTIALLY - CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THE FINANCIAL STATEMENTS OF CORPORACION DURANGO, S.A.B. DE C.V. AND THE FOLLOWING
SUBSIDIARIES:
   ADMINISTRACION CORPORATIVA DE DURANGO, S.A. DE C.V.
   CARTONPACK, S.A. DE C.V.
   COMPANIA PAPELERA DE ATENQUIQUE, S.A. DE C.V.
   EMPAQUES DE CARTON TITAN, S.A. DE C.V.
   INDUSTRIAS CENTAURO, S.A. DE C.V.
   PAPEL Y EMPAQUES TIZAYUCA, S.A. DE C.V.
   PONDEROSA INDUSTRIAL DE MEXICO, S.A. DE C.V.

ALL SIGNIFICANT INTERCOMPANY BALANCES AND TRANSACTIONS HAVE BEEN ELIMINATED FOR CONSOLIDATION PURPOSES. THE PARTIALLY - CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THE ASSETS, LIABILITIES AND INCOME OR LOSS OF THE PARENT COMPANY AND THE SUBSIDIARIES WITH MORE THAN 50% OF OWNERSHIP.

AS OF JUNE 1, 2004, THE MEXICAN BOARD FOR RESEARCH AND DEVELOPMENT OF FINANCIAL REPORTING STANDARDS, OR CINIF, ASSUMED THE RESPONSIBILITY OF ESTABLISHING MEXICAN ACCOUNTING AND REPORTING STANDARDS. AS PART OF ITS RESPONSIBILITY, AND AFTER DUE EXPOSURE IN 2004 AND 2005, THE CINIF ISSUED SEVERAL FINANCIAL REPORTING STANDARDS (NORMAS DE INFORMACION FINANCIERA, OR NIFS) THAT BECAME EFFECTIVE ON JANUARY 1, 2006.

THE PRINCIPAL OBJECTIVE OF THE CINIF IN ISSUING THE NIFS IS TO ACHIEVE GREATER CONCURRENCE BETWEEN MEXICAN GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRSS).

THE STRUCTURE OF THE NIFS IS AS FOLLOWS:

- NEW BULLETINS AND INTERPRETATIONS TO THE BULLETINS ISSUED BY CINIF.
- EXISTING BULLETINS ISSUED BY THE ACCOUNTING PRINCIPLES BOARD OF THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS THAT HAVE NOT BEEN AMENDED, REPLACED OR REPEALED BY THE NEW NIFS.
- IFRSS THAT ARE SUPPLEMENTARY GUIDANCE TO BE USED WHEN MEXICAN GAAP DOES NOT PROVIDE PRIMARY GUIDANCE.

THE CIRCULARS ISSUED BY THE ACCOUNTING PRINCIPLES BOARD WILL CONTINUE TO HAVE THE STATUS OF RECOMMENDATIONS AND WILL BE PART OF THE NIFS UNTIL SUCH TIME AS THEY ARE REPLACED OR REPEALED BY NIFS.

THE NIFS ISSUED TO DATE ARE NOT EXPECTED TO HAVE A SIGNIFICANT EFFECT ON FINANCIAL INFORMATION REPORTING. THEY ARE THE FOLLOWING:

NIF A-1 "FINANCIAL INFORMATION STANDARDS STRUCTURE".
NIF A-2 "BASIC PRINCIPLES".
NIF A-3 "USERS REQUIREMENTS AND FINANCIAL STATEMENTS OBJECTIVES".
NIF A-4 "FINANCIAL STATEMENTS QUALITATIVE CHARACTERISTICS".
NIF A-5 "FINANCIAL STATEMENTS BASIC ELEMENTS".
NIF A-6 "RECOGNITION AND VALUATION".
NIF A-7 "PRESENTATION AND DISCLOSURE".
NIF A-8 "SUPPLEMENTARY STANDARDS TO MEXICAN GAAP".
NIF B-1 "ACCOUNTING CHANGES AND ERROR CORRECTIONS".

1.2 BASIS FOR COMPARISSON EFFECTS IN THE FINANCIAL STATEMENTS:
A) THE PARTIALLY CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN PREPARED IN ACCORDANCE WITH THE NIFS AND REFLECT THE PURCHASING POWER OF THE MEXICAN PESO AS OF THE MOST RECENT REPORTIND DATE. FOR COMPARISON PURPOSES, PARTIALLY CONSOLIDATED FINANCIAL STATEMENTS OR PRIOR YEAR HAVE ALSO BEEN RESTATED TO REFLECT IDENTICAL PURCHASING POWER, USING FACTORS DERIVED FROM CHANGES IN THE NATIONAL CONSUMER PRODUCTS INDEX (NCPI) ISSUED BY BANCO DE MEXICO.
B) CONVERSION FIGURES OF FOREIGN SUBSIDIARIES IS DONE IN ACCORDANCE WITH BULLETIN B-15 "FOREIGN CURRENCY TRANSACTIONS AND TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN OPERATIONS" ACCORDINGLY , THE TRANSLATION IS DONE UNDER THE "FOREIGN ENTITIES"

1.3 VALUATION OF TEMPORARY INVESTMENTS:
THESE INVESTMENTS ARE REALIZABLE WITHIN THREE MONTHS AND ARE VALUED AT MARKET PRICE.
THE INCOME OR LOSS GENERATED IS INCLUDED IN THE STATEMENTS OF OPERATIONS.

1.4 RIGHTS AND  LIABILITIES VALUATION IN FOREIGN CURRENCY:
ASSETS AND LIABILITIES IN FOREIGN CURRENCY, MAINLY IN AMERICAN DOLLARS, ARE EXPRESSED IN MEXICAN PESOS AT THE CLOSING OF THE YEAR EXCHANGE RATE.
THE EXCHANGE RATE ON DECEMBER 31st, 2006 WAS $10.8116.

1.5 INVENTORY VALUATION:
INVENTORIES ARE STATED AT AVERAGE COST, AND DO NOT EXCEED MARKET VALUE. THE AVERAGE COST APROXIMATES THE LAST PURCHASE OR PRODUCTION COST.

PROPERTY, PLANT AND EQUIPMENT:
PROPERTY, PLANT AND EQUIPMENT OF MEXICAN ORIGIN ARE RECORDED AT ACQUISITION COST AND ARE RESTATED TO REFLECT MEXICAN PESOS OF CONSTANT PURCHASING POWER USING FACTORS DERIVED FROM CHANGES IN THE NATIONAL CONSUMER PRICE INDEX
(NCPI).
PLANT AND EQUIPMENT OF NON-MEXICAN ORIGIN ARE RECORDED AT ACQUISITION COST AND THE ACQUISITION COST IS RESTATED TO CONSTANT CURRENCY USING THE INFLATION OF THE COUNTRY OF ORIGIN, THEN CONVERTED INTO MEXICAN PESOS AT THE EXCHANGE
RATE IN EFFECT AT THE BALANCE SHEET DATE.
DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT, IS CALCULATED BASED ON UNITS PRODUCED IN THE PERIOD IN RELATION TO THE TOTAL ESTIMATED PRODUCTION OF THE ASSETS OVER THEIR SERVICE LIVES. ASSETS ARE DEPRECIATED AS FOLLOWS:
                           YEARS
BUILDINGS                 25-50
MACHINERY & EQUIPMENT     23-40
OFFICE EQUIPMENTS          5-10
TRANSPORTATION VEHICLES    1-5
COMPUTER EQUIPMENT         1-3

THESE ASSETS ARE EVALUATED ANNUALLY FOR POTENTIAL IMPAIRMENT.
RECURRING MAINTENANCE AND REPAIR EXPENDITURES ARE CHERGED TO OPERATING EXPENSES AS INCURRED. MAJOR OVERHAULS TO FIXED ASSETS ARE CAPITALIZED AND AMORTIZED OVER THE PERIOD IN WHICH BENEFITS ARE EXPECTED TO BE RECEIVED.
NET COMPREHENSIVE FINANCING COST INCURRED DURING THE PERIOD OF CONSTRUCTION AND INSTALLATION OF PROPERTY, PLANT AND EQUIPMENT IS CAPITALIZED AND RESTATED APPLIYING FACTORS DERIVED FROM CHANGES IN THE NCPI.

CONTINGENCY LIABILITIES:
LABOR OBLIGATIONS:
THE COMPANY ADOPTED THE NORMATIVE DISPOSITIONS RELATED TO BULLETIN D-3 "LABOR OBLIGATIONS" ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS, THIS NORMATIVITY MODIFIES THE BASIS FOR CUANTIFICATION, RECOGNITION AND DISCLOSURE OF EXPENSES AND LIABILITIES RELATED TO RETIREMENT AND SENIORITY PREMIUMS, INCLUDING FORMAL AND INFORMAL, REQUIRING ITS VALUATION USING THE ACTUARIAL METHOD OF "PROJECTED UNITARY CREDIT" WICH STATES THE OBLIGATION TO RECOGNIZE
A LIABILITY (ASSET) OF TRANSITION AT THE MOMENT OF THE APPLICATION OF THIS BULLETIN, WHICH IS AMORTIZED IN DIRECT LINE OVER THE REMAINIG AVERAGE LABOR LIFE OF THE EMPLOYEES EXPECTED TO RECEIVE SUCH BENEFITS FROM THE RETIREMENT PLANS, REQUIRES AN ADDITIONAL LIABILITY IN CASE THE ACTUAL LIABILITY IS LARGER THAN THE PROJECTED NET LIABILITY (ASSET).
THE COST OF THE EMPLOYEE RETIREMENT PLANS (PENSIONS AND SENIORITY PREMIUMS), ARE RECOGNIZED AS COST IN THE YEARS IN WHICH THE SERVICES ARE PAID IN ACCORDANCE WITH CALCULATION PERFORMED BY INDEPENDENT ACTUARIES.
IN THE COMPANIES ESTABLISHED IN THE UNITED STATES OF AMERICA, THERE IS A BENEFIT AND RETIREMENT PLAN (THE PLAN), WHICH COVERS ALL THE EMPLOYEES THAT MEET CERTAIN ELEGIBILITY REQUIREMENTS. THE BENEFITS OF THE PLAN ARE MAINLY BASED IN THE YEARS OF SERVICE AND THE COMPENSATION OF SUCH EMPLOYEES. CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES (THREE SUBSIDIARY COMPANIES) RECOGNIZES "MODIFICATIONS TO THE BULLETIN D-3 ON 2004" A NEW
2004 PLAN "ADDITIONAL BENEFITS AT RETIREMENT" IN ACCORDANCE TO
MODIFICATIONS TO BULLETIN D-3.

STOCKHOLDERS' EQUITY:
CAPITAL STOCK, STOCK SALE PREMIUM, STATUTORY LEGAL RESERVE AND RETAINED EARNINGS, INCLUDE THE RESTATED EFFECT, ACCORDING WITH THE NATIONAL CONSUMER PRICE INDEX (NCPI) FROM THE DATE THE CAPITAL WAS CONTRIBUTED AND FROM THE YEAR THE RESULTS AND PREMIUMS WERE DETERMINED RESPECTIVELY. THE RESTATED AMOUNT REPRESENTS THE REQUIRED AMOUNT TO MAINTAIN THE CONTRIBUTIONS AND ACCUMULATED RESULTS IN CONSTANT PESOS AS OF DECEMBER 31st, 2006.

FIXED AND VARIABLE EQUITY COMPONENTS

                          AMOUNT          NUMBER OF SHARES
FIXED PORTION             982,074           65,419,089
VARIABLE PORTION          678,873           45,222,022
                        ----------         ------------
                        1,660,947          110,641,111

DEFERRED TAXES:
AS OF JANUARY 1st.,2000, WITH THE ISSUANCE OF BULLETIN D-4 ("DEFERRED TAXES" THE COMPANY RECOGNIZED TO THAT DATE (JANUARY 1st.,2000) THE INITIAL EFFECT
OF DEFERRED TAXES DERIVED FROM TEMPORARY DIFFERENCES AS A GAIN OR A LOSS,
IN SUBSECUENT PERIODS THE COMPANY IS IN COMPLIANCE WITH THE BULLETIN.
IN ORDER TO RECOGNIZE THE DEFERRED INCOME TAX, THE HOLDING COMPANY AND ITS SUBSIDIARIES USE THE INTEGRAL ASSETS AND LIABILITIES METHOD, WHICH CALCULATES SUCH TAX, USING THE APPLICABLE STATUTORY TAX RATE TO THE TEMPORARY DIFFERENCES BETWEEN BOOK AND TAX VALUES OF THE ASSETS AND LIABILITIES AS OF THE END OF THE PERIOD.

DISCONTINUED OPERATIONS:
THE COMPANY REPORTS ON DISCONTINUED OPERATIONS THE RESULT OF THE PARTICLEBOARD PLANT FROM PONDEROSA INDUSTRIAL DE MEXICO, S.A. DE C.V., FOR 2005.

BUSINESS SEGMENTS INFORMATION:
SEGMENT REPORTING INFORMATION IS PREPARED IN ACCORDANCE WITH BULLETIN B-5 "FINANCIAL INFORMATION BY SEGMENT". THE SEGMENTS REPORT BASED ON THE INTERNAL REPORT METHOD USED BY THE COMPANY.
THE COMPANY PRESENTS THE FOLLOWING BUSINESS SEGMENTS:
1. PACKAGING. THIS SEGMENT INCLUDES THE PRODUCTION AND SALES OF CORRUGATED CONTAINER, MULTI-WALL SACKS AND PAPER TUBES.
2. PAPER. THIS SEGMENT INCLUDES THE PRODUCTION AND SALES OF KRAFT AND SEMI-KRAFT PAPER PRODUCED FROM VIRGIN FIBERS OR RECYCLED FIBERS.
3. OTHERS. THIS SEGMENT INCLUDES THE PRODUCTION AND SALE OF PLYWOOD.
AS OF DECEMBER 31st., 2006 AND 2005, THE SEGMENT INFORMATION IS PRESENTED AS
FOLLOWS:

                                  PROPERTY
                                 PLANT AND
                  TOTAL          EQUIPMENT            SEGMENT
    2006          INCOME      ACQUISITION, NET         ASSETS
   ------        ---------    ----------------   --------------
PACKAGING        4,814,823         116,066          28,239,771
PAPER            3,402,162         102,597           9,235,650
OTHERS             125,310             (21)            447,288
ELIMINATONS     (2,918,508)                        (23,971,627)
                ----------     ------------      --------------
TOTAL            5,423,787         218,642          13,951,082
                ==========     ============      ==============



                                  PROPERTY
                                 PLANT AND
                  TOTAL          EQUIPMENT          SEGMENT
    2005          INCOME      ACQUISITION, NET       ASSETS
   ------        ---------    ----------------  --------------
PACKAGING        4,571,840         (26,872)        28,419,124
PAPER            2,926,352          14,481          8,809,371
OTHERS             106,603           6,912          1,090,638
ELIMINATIONS    (2,853,312)                       (24,148,173)
                ----------     ------------     --------------
TOTAL            4,751,483         (5,479)         14,170,960
                ==========     ============     ==============


THE FINANCIAL INFORMATION PRESENTED ABOVE IS USED IN THE DECISITION MAKING PROCESS BY THE COMPANY.

INTERNAL CONTROL:
THE COMPANY HAS STARTED IMPLEMENTATION ON THE SARBANES OXLEY ACT WITH THE ADVISE OF EXPERT ADVISORS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  March 21, 2007    		By /s/ Mayela Rincon de Velasco
					--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer